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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                      Alexander & Alexander Services Inc.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    14476105
                                 (CUSIP Number)

  Florence A. Davis - Vice President and General Counsel
  American International Group, Inc.
  70 Pine Street, New York, New York 10270  (212) 770-5457
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 15, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 014476105                                           Page 2 of 34 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    American International Group, Inc.
    IRS No. 13-2592361
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             4,883,203
     EACH          -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                        4,883,203
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,883,203
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        10.39%
    (represents 9.9% of the outstanding voting stock of
    Alexander & Alexander Services Inc.)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 014476105                                           Page 3 of 34 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    American Home Assurance Company
    IRS No. 13-5124990
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of New York
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             3,418,242
     EACH          -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                        3,418,242
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,418,242
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.27%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 014476105                                           Page 4 of 34 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Commerce & Industry Insurance Company
    IRS No. 31-1938623
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of New York
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             732,480
     EACH          -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                        732,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     732,480
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.56%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 014476105                                           Page 5 of 34 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Insurance Company of the State of Pennsylvania
    IRS No. 31-5540698
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of Pennsylvania
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            732,480
     EACH          -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                        732,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     732,480
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.56%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This Amendment No. 2 to Schedule 13D relates to the common stock, $1.00 par value per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Delaware corporation (the "Company"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D relating to the Common Stock filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 1994 (the "Schedule 13D").

Item 2.  Identity and Background

         Item 2 is amended as follows:

         (a) the first sentence of the second paragraph is deleted and replaced with the following:

         "Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation ("The Starr Foundation"), a New York not-for-profit corporation, and C.V. Starr & Co., Inc., a Delaware corporation ("Starr") have the right to vote approximately 15.98%, 3.51%, and 2.37%, respectively, of the outstanding common stock of AIG."

         (b) the fourth sentence of the second paragraph is deleted and replaced with the following:

         "The directors and executive officers ("Covered Persons") of AIG, the Purchasers, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety."

         (c) the sixth sentence of the second paragraph is deleted and replaced with the following:

         "Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Milton, Sullivan and Edmund Tse, who are British subjects, Messrs. Anderson and Cohen who are Canadian subjects, Mr. Da Silva who is a Brazilian citizen, and Mr. Sakai, who is a Japanese citizen."

Item 5.  Interests in Securities of the Issuer

         Item 5 is amended by adding the following:

         "The information required by this Item is set forth in Items 7 through 11 and 13 of the cover pages of this Amendment No. 2 to Schedule 13D and is based on the number of shares of Common Stock outstanding as of November 1, 1995 as contained in the Company's quarterly report on Form 10-Q relating to the quarterly period ended September 30, 1995.

         The number of shares beneficially owned by AIG and the Purchasers, as described in Items 7 through 11 and 13 of the cover pages of this Amendment No. 2 to Schedule 13D, reflects (i) the Purchasers' purchase of the Preferred Shares pursuant to the Stock Purchase and Sale Agreement, (ii) the beneficial ownership of the Portfolio Shares by AHAC and (iii) the receipt by the Purchasers of dividends on the Preferred Shares owned by them which were paid in the form of additional Preferred Shares, as reported in Amendment No. 1 to Schedule 13D dated February 15, 1995 and in the amounts and on the dates set forth below:

                                Preferred
                                 Shares
Purchaser                       Received                             Date
---------                       ---------                            ----

AHAC                           57,906.9866                          03/15/95
AHAC                           59,065.1264                          06/15/95
AHAC                           60,246.4289                          09/15/95
AHAC                           61,451.3575                          12/15/95
CIIC                           12,408.6400                          03/15/95
CIIC                           12,656.8128                          06/15/95
CIIC                           12,909.9490                          09/15/95
CIIC                           13,168.1480                          12/15/95
ICP                            12,408.6400                          03/15/95
ICP                            12,656.8128                          06/15/95
ICP                            12,909.9490                          09/15/95
ICP                            13,168.1480                          12/15/95"

Item 7.  Material to be filed as Exhibits

         Item 7 is amended by replacing the previously filed Exhibit A with the following updated exhibit:

              A. Executive Officers and Directors of AIG, the Purchasers, SICO, The Starr Foundation and Starr.

                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 1996
                                         AMERICAN INTERNATIONAL GROUP, INC.


                                         By:  /s/ Edward E. Matthews
                                              ----------------------------------
                                              Name: Edward E. Matthews
                                              Title: Vice Chairman


                                         AMERICAN
                                          HOME ASSURANCE COMPANY


                                         By:  /s/ Edward E. Matthews
                                              ----------------------------------
                                              Name: Edward E. Matthews
                                              Title: Vice Chairman


                                         COMMERCE AND INDUSTRY INSURANCE
                                          COMPANY


                                         By:  /s/ Edward E. Matthews
                                              ----------------------------------
                                              Name: Edward E. Matthews
                                              Title: Vice Chairman


                                         THE INSURANCE COMPANY OF THE STATE
                                           OF PENNSYLVANIA


                                         By:  /s/ David J. Walsh
                                              ----------------------------------
                                              Name: David J. Walsh
                                              Title: Senior Vice President,
                                                       General Counsel

                                EXHIBIT INDEX
                                -------------

Exhibit No.                      Description                     Page No.
-----------                      -----------                     --------
EX-99.A                         Executive Officers and Directors